MEMORANDUM OF RESPONSES
FIRST CAPITAL INTERNATIONAL, INC.
FILE NO. 000-26271

FORM 10-KSB FOR FISCAL YEAR ENDING 12/31/2006

1.	In response to the Staff's comment, we have amended our Form 10-KSB for the fiscal year ending December 31, 2006, to provide the signature of our independent registered public accounting firm.